Contact

www.linkedin.com/in/
gustavomamao (LinkedIn)

Top Skills

International Sales
Business Development
Agricultural Biologicals

Languages

English (Professional Working)
Spanish (Professional Working)
French (Limited Working)
Portuguese (Native or Bilingual)

Publications

Inovação na Raiz

Gustavo Mamao

Global Entrepreneur & Investor | Ecosystem Strategy | Innovation | Impact Investing | NbS | Ag biologicals | Food Systems | MIT Sloan

Greater Boston

Summary

As an experienced entrepreneur, executive, and investor, I help early-stage and growth-stage companies in agriculture, AgTech, food, and climate go from scientific promise to commercial scale. Drawing on experience across multiple funds, companies, geographies, and sectors, I find investable ideas, structure the fundraising to back them, and help founders leverage that capital to achieve scale.I have spent my career on both sides of the table, having started/led investment funds and accelerators and having also served as a CEO to bring companies to a successful exit. In all of my roles, I drive market strategy, go-to-market buildout, fundraising architecture, capital allocation, product/service definition, roadmap development, scale-ups, investor relations, and ecosystem development across corporate, public, NGO, and investor stakeholders.On the capital and ecosystem side, at Instituto Inovação, I helped design, raise, and operate CRIATEC, Brazil's first nationally scoped seed fund, building the investment thesis, due diligence systems, and portfolio support infrastructure across more than 30 early-stage companies in biotech, energy, and climate innovation. At DAISA Enterprises, I built an impact investment practice from the ground up, designed three capital instruments including a Regenerative Transition Fund, and worked directly alongside founders through multiple fundraising and commercial inflection points.On the company side, I have deep operational leadership from initial idea through two successful exits. I co-founded Rizoflora Biotech and built it from a university lab through grower trials, regulatory registration, manufacturing scale, and a successful acquisition by Stoller, returning 5x investors' capital. I also led the turnaround and eventual acquisition of Ecovec, a public-health technology company, at a 6.3x EBITDA return.I write and speak on ag biologicals, regenerative agriculture, and Brazil-US innovation pathways, and authored Inovação na Raiz on translating scientific entrepreneurship into commercial impact. Fluent in English, Portuguese, and Spanish, with advanced French. MIT Sloan MBA.

Experience

Ideelab
Head of International Business Development
March 2025 - Present (1 year 2 months)
Boston, MA

Building IdeeLab's international market from the ground up, connecting
a world-class Brazilian ag biologicals CDMO platform as a partner-ready
proposition into the US ecosystem. Developing commercial and scientific
relationships with research institutions, agricultural innovators, and public-
sector stakeholders that can leverage the platform's value and ability to help
organizations scale with our capabilities and CDMO expertise.

Independent
Board Member & Strategy Advisor
January 2022 - Present (4 years 4 months)

For early-stage and growth-stage companies focused on food, agriculture,
and innovation, provides guidance on fundraising, commercialization, and
market entry. Engagements include board membership at Young Mountain
Tea, a regenerative tea company building a farmer co-ownership model across
the US and India, and strategy advisory roles at Harmony Baby Nutrition and
Concerto Biosciences. Also co-founded Wylinka, a Brazilian nonprofit that has
accelerated more than 250 deep-tech startups.

DAISA Enterprises LLC
Director, Impact Investments & Strategy
August 2018 - October 2024 (6 years 3 months)
United States

Grew an impact investment practice from the ground up at a food-justice
strategy firm blending philanthropic, public, and private capital. Designed three
capital instruments including a Regenerative Transition Fund, the EFOD Fund
and a new Food is Medicine funding stream; structured and closed direct
investments, and worked directly alongside founders through fundraising and
commercial inflection points across sustainable food, climate-positive, and
nature-based companies.

Ecovec
CEO & President of the Board
December 2012 - July 2019 (6 years 8 months)
Brazil

Led the operational and commercial turnaround of a real-time mosquito-borne disease surveillance company, building the teams, commercial model, and scientific validation framework needed to earn government and enterprise contracts in a highly regulated environment. Guided the company through a strategic acquisition by a global pest control leader (Rentokil) at a 6.3x EBITDA return.

Rizoflora Biotecnologia S.A.
Co-Founder & CEO
June 2006 - October 2016 (10 years 5 months)
Brazil

Co-founded and built a biotech spin-off from the Federal University of Viçosa from university lab through grower trials, regulatory registration, and manufacturing scale over a ten-year cycle. Managed the full investor relationship from seed capital through a successful acquisition by Stoller, now part of Corteva Agriscience, returning 5x on investor capital.

Grupo Instituto Inovação
Co-Founder & Investment Director
July 2003 - December 2012 (9 years 6 months)
Brazil

Co-founded and built CRIATEC, Brazil's first nationally scoped seed fund (USD 50M, BNDES-backed), leading the winning proposal, building the investment thesis, and developing the due diligence and portfolio support infrastructure across more than 30 early-stage companies in biotech, energy, and climate innovation. Also developed and consulted on innovation methodologies adopted by universities and multinationals including Petrobras and Natura.

Oliver Wyman
Management Consultant
January 2000 - December 2002 (3 years)
Greater São Paulo Area

Advised corporate clients across telecom and consumer sectors on market entry, competitive positioning, and growth strategy across Latin America and Iberia.

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Education

MIT Sloan School of Management

S.M. / MBA · (June 2010 - June 2011)

UFMG

BSc, Business Administration · (August 1995 - June 1999)